UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

GVI Security Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

3622E101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          ☐  Rule 13d-1(b)

          ☒  Rule 13d-1(c)

          ☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3622E101	Page 2 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  ☐
                                                                 (b)  ☒
Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	5.	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		1,547,184

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		1,547,184

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,547,184

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          ☐

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.48% (1)

12.  TYPE OF REPORTING PERSON*

PN

(1)
On the basis of 28,197,106 shares of common stock reported by the company to be issued and outstanding as of November 13, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 3622E101	Page 3 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

GCM Administrative Services, LLC (“GCM”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  ☐
                                                                 (b)  ☒
Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5.	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		1,547,184

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		1,547,184

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,547,184

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          ☐

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.48% (1)

12.  TYPE OF REPORTING PERSON*

PN

(1)
On the basis of 28,197,106 shares of common stock reported by the company to be issued and outstanding as of November 13, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 3622E101	Page 4 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce Galloway (“Galloway”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  ☐
                                                                 (b)  ☒
Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES		39,732

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		1,547,184

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		39,732

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		1,547,184

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,586,916 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          ☐

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.62% (2)

12.  TYPE OF REPORTING PERSON*

IN

(1)
Reflects 15,078 shares of Common Stock held by Mr. Galloway’s Individual Retirement Account, 3,700 shares held in the account of his child for which Mr. Galloway has sole power to vote and dispose, 20,000 shares held by Rexon Galloway Capital Growth, LLC, which Mr. Galloway has sole power to vote and dispose,  954 shares held by Jacombs Investment, Inc. for which Mr. Galloway has sole power to vote and dispose, and 1,547,184 shares of Common Stock held by STEP for which Mr. Galloway has the shared power to vote and dispose. Mr. Galloway is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management, LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP.

(2)	On the basis of 28,197,106 shares of common stock reported by the company to be issued and outstanding as of November 13, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 3622E101	Page 5 of 10 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Gary Herman (“Herman”)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  ☐
                                                                 (b)  ☒
Joint Filer

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		1,547,184 (1)

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		39,732

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		1,547,184 (1)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,547,184 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          ☐

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.48% (2)

12.  TYPE OF REPORTING PERSON*

IN

(1)
This represents 1,547,184 shares of Common Stock beneficially owned by STEP,for which the reporting person has the power to vote and dispose.

Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP except for:  (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Herman by virtue of being a limited partner of STEP.

(2)	On the basis of 28,197,106 shares of common stock reported by the company to be issued and outstanding as of November 13, 2008 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2008.

CUSIP No. 3622E101	Page 6 of 10 Pages

Item 1(a).  Name of Issuer:

GVI Security Solutions, Inc. (the “Issuer”)
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

2801 Trade Center Drive, Suite 120
Carrollton, TX 75007
            ____________________________________________________________________

Item 2(a).  Name of Persons Filing:

Strategic Turnaround Equity Partners, LP (Cayman), GCM Administrative Services, LLC, Bruce Galloway and Gary Herman (collectively, the “Reporting Persons”)
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

The principal business address for STEP is c/o Stuarts Corporate Services, Ltd; P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy’s Drive, Georgetown, Grand Cayman, Cayman Island.  STEP is managed by Galloway Capital Management, LLC, with its principal business at 720 Fifth Avenue, 10th floor, New York, NY 10019.  Messrs. Galloway and Herman conduct their business at 720 Fifth Avenue, 10th Floor, New York, NY 10019

            ____________________________________________________________________

Item 2(c).  Citizenship:

STEP is a limited partnership formed under the laws of the Cayman Islands.
GCM is a limited liability company incorporated in the state of Delaware. Messrs. Galloway and Herman are citizens of the United States.
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the “Common Stock”) of the Issuer.
            ____________________________________________________________________

Item 2(e).  CUSIP Number:

3622E101
            ____________________________________________________________________

Item 3.     If This Statement  is Filed  Pursuant to  Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

(a)  ☐  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  ☐  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ☐  Insurance  company as defined in Section 3(a)(19) of the Exchange Act.

CUSIP No. 3622E101	Page 7 of 10 Pages

(d)  ☐  Investment  company  registered under Section 8 of the Investment Company Act.

(e)  ☐  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐  An employee  benefit plan or endowment  fund in  accordance  with Rule 13d-1(b)(1)(ii)(F);

(g)  ☐  A parent  holding  company or control  person in accordance  with Rule 13d-1(b)(1)(ii)(G);

(h)  ☐  A savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)  ☐  A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  Section  3(c)(14)
of the  Investment Company Act;

(j)  ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 3622E101	Page 8 of 10 Pages

Item 4.  Ownership.

     Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.
          ______________________________________________________________________

     (b)  Percent of class: The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote : The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference~~.~~
(ii)	Shared power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference~~.~~
(iii)	Sole power to dispose or direct the disposition of : The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference~~.~~
(iv)	Shared power to dispose or direct the disposition of :The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference~~.~~

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer.

Strategic Turnaround Equity Partners, L.P. (Cayman): 1,547,184
Bruce Galloway: 1,586,916 (1)(3)
Gary Herman: 1,547,184 (2)(3)
GCM Administrative Services, LLC: 1,547,184

(1) Reflects 15,078 shares of Common Stock held by Mr. Galloway’s Individual Retirement Account, 3,700 shares held in the account of his child which Mr. Galloway had sole power to vote and dispose, 20,000 shares held by Rexon Galloway Capital, LLC, which Mr. Galloway has sole power to vote and dispose, 954 shares held by Jacombs Investment, Inc. for which Mr. Galloway has sole power to vote and dispose,  and 1,547,184 shares of Common Stock held by STEP for which Mr. Galloway has shared power to vote and dispose. Mr. Galloway is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management, LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP.

(2) Includes 1,547,184 shares held by STEP for which Mr. Herman has shared power to vote and dispose.

(3) Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC, the partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Galloway and Mr. Herman may be deemed to indirectly beneficially own the shares held by STEP. Mr. Galloway and Mr. Herman disclaim beneficial ownership of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC, the Investment Advisor of STEP. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of December 31, 2008.

CUSIP No. 3622E101	Page 9 of 10 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more five percent of the class of securities check the following ☐.

                                                      Not Applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

           As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.
         _______________________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security  Being  Reported on by the Parent  Holding  Company or Control  Person.

                                Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

                                Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

                                Not Applicable.
          ______________________________________________________________________

Item 10.  Certifications.

     (a)  The  following  certification  shall be included if the  statement  is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 3622E101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 12, 2009

                                Strategic Turnaround Equity Partners, LP (Cayman)
                                By: /s/ Gary Herman
                                Name:  Gary Herman
                                Title: Managing Member of GCM Administrative Services, LLC
                                          the Investment Advisor of Strategic Turnaround Equity Partners, LP (Cayman)

                                GCM Adminstrative Services, LLC
                                By:  /s/ Bruce Galloway
                                Name:  Bruce Galloway
                                Title:  Managing Member

By: /s/ Bruce Galloway
       Bruce Galloway

By: /s/ Gary Herman
       Gary Herman